Exhibit 99.2

Altice USA, Inc. and Rogers Communications Provide Statement on

Cogeco’s Response to Acquisition Offer

NEW YORK and TORONTO, Sept. 03, 2020 (GLOBE NEWSWIRE) — On the morning of September 2, 2020, Altice USA, Inc. (“Altice USA”) (NYSE: ATUS) announced that it had presented an offer to Cogeco Inc. (“CGO”) and Cogeco Communications Inc. (“CCA”, together with CGO, “Cogeco”) to acquire 100% of the issued and outstanding shares of Cogeco. Altice USA announced that it had also entered into an arrangement to sell all the Canadian assets of Cogeco to Rogers Communications Inc. (“Rogers”) (TSX:RCI.A and RCI.B, NYSE: RCI), Cogeco’s largest long-term shareholder with a significant presence in Quebec, if its transaction with Cogeco is completed. Upon completion of the overall transaction, Altice USA would own all the U.S. assets of Cogeco, namely Atlantic Broadband.

On the evening of September 2, 2020, the Cogeco boards of directors announced that they rejected the proposal.

Altice USA and Rogers provide the following comment:

“We strongly believe that we presented a very attractive offer – one that would reward all Cogeco shareholders with a significant premium – and we stand by that offer. We remain committed to pursuing this transaction and are open to engaging with shareholders and the boards in a constructive dialogue.”

Altice USA’s initial press release with details about the offer can be found here.

Rogers’ initial press release can be found here.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute forward-looking statements within the meaning of applicable securities laws. Investors are cautioned that the submission by Altice USA of a non-binding proposal to Cogeco, Rogers agreement to acquire the Canadian assets of Cogeco conditional on the consummation of such non-binding proposal and subsequent actions taken by or statements made by Altice USA or Rogers in respect of a potential transaction, should not be viewed as an indication that any specific transaction will be pursued or consummated. There can be no assurance that the offer will result in any specific action or transaction or agreement or, if a transaction is undertaken, as to the nature, terms or timing of such transaction. Neither Altice USA nor Rogers intend to disclose developments with respect to the offer unless it determines that disclosure is necessary or appropriate.

These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this release. Forward-looking statements typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. To the extent that statements in this release are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including risks referred to in Altice USA’s most recently filed Annual Report on Form 10-K and its most recently filed Quarterly Report on Form 10-Q, and in Rogers’ 2019 Annual MD&A in the section entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as various other filings made by Altice USA and Rogers, as applicable, with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. You are cautioned to not place undue reliance on the forward-looking statements contained in this news release. Any forward-looking statement speaks only as of the date on which it was made. Altice USA and Rogers specifically disclaim any obligation to publicly update or revise any forward-looking statement, as of any future date, except as required by law.

Contacts:

Altice USA Investor Relations Contacts

Nick Brown: 917 589 9983 / nick.brown@alticeusa.com

Cathy Yao: 347 668 8001 / cathy.yao@alticeusa.com

Altice USA Communications Contact

Lisa Anselmo: 516 279 9461 / lisa.anselmo@alticeusa.com

Rogers Investment Community Contact

Paul Carpino: 647 435 6470 / paul.carpino@rci.rogers.com

Rogers Media Contact

Sarah Schmidt: 647 643 6397 / sarah.schmidt@rci.rogers.com

About Altice USA:

Altice USA (NYSE: ATUS) is one of the largest broadband communications and video services providers in the United States, delivering broadband, video, mobile, proprietary content and advertising services to more than 4.9 million residential and business customers across 21 states through its Optimum and Suddenlink brands. The company operates a4, an advanced advertising and data business, which provides audience-based, multiscreen advertising solutions to local, regional and national businesses and advertising clients. Altice USA also offers hyper-local, national, international and business news through its News 12, Cheddar and i24NEWS networks.

About Rogers:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Sports & Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).